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July 11, 2022	PARIS
SÃO PAULO
VIA EDGAR	SÃO PAULO
SEOUL
United States Securities and Exchange Commission	SHANGHAI
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Attn:	Heather Clark
Anne McConnell
Bradley Ecker
Sherry Haywood

Re:	Chardan NexTech Acquisition 2 Corp.
Registration Statement on Form S-4
Filed June 17, 2022
CIK No. 0001847986

Dear Mesdames Haywood, Clark and McConnell and Mr. Ecker:

On behalf of our client, Chardan NexTech Acquisition 2 Corp., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated July 5, 2022 (the “Comment Letter”), with respect to the Company's supplemental response dated June 17, 2022 (the “Prior Response Letter”), each relating to the above-referenced registration statement on Form S-4 filed on June 17, 2022 (the “Registration Statement”).

The Company has publicly filed via EDGAR Amendment No. 1 to its Registration Statement on Form S-4 (the “Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff in the Comment Letter and Prior Comment Letter and certain updated information. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

United States Securities and Exchange Commission

July 11, 2022

Registration Statement on Form S-4 submitted July 17, 2022

General Risk Factors

The uncertainty in global economic conditions, page 56

1.	You disclose that you may be unable to offset material price inflation through increased prices to customers. Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

Response: We respectfully acknowledge the Staff’s comment. Historically, Dragonfly has chosen to manage cost increases through a combination of inventory management and volume-based discounts as disclosed elsewhere in the Registration Statement. Where prudent, including during Q2 2022, Dragonfly may increase prices to customers to offset inflationary pressures. In response to the Staff’s comment, the Company has revised its disclosure on pages 58 and 59 of Amendment No. 1.

Fairness Opinion of Duff & Phelps, page 90

2.	We note your response to our prior comment seven. You state that Duff & Phelps delivered its opinion to the Chardan Board "solely in their capacity as members of the Chardan Board." This appears to be a limitation on reliance by shareholders in the fairness opinion. Shareholders are entitled to rely upon all disclosure contained in the registration statement/proxy, especially as it relates to the fairness of the consideration to be paid. Please delete this limitation here and in Annex I.

Response: We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on pages 94, 96, I-1 and I-4 of Amendment No. 1.

U.S. Federal Income Tax Considerations, page 153

3.	Please revise the tax disclosure in your registration statement to: (i) Remove language that "generally" certain tax consequences will apply and express a firm opinion for each material tax consequence or explain why such an opinion cannot be given; and (ii) state in your disclosure that the discussion is the opinion of tax counsel and identify counsel. Also, we note your intention and expectation that the transaction qualify as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended. Please revise your disclosure to more clearly state counsel's tax opinion on whether the transaction will qualify as a reorganization and include appropriate risk factor disclosure. In addition, please also file a tax opinion as an exhibit to the filing. Refer to Item 601(b)(8) of Regulation S-K, per Item 21(a) of Form S¬4, and, for guidance, Section III of Staff Legal Bulletin No. 19.

Response: We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on pages 160, 161 and 164 of Amendment No. 1. In addition, the tax opinion regarding the transaction's qualification as a reorganization will be filed as an exhibit in a subsequent amendment to the Registration Statement.

Chardan’s Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments, page 169

4.	We note your response to prior comment 10; however, we continue to note an inconsistency in your disclosures. Although you now disclose here that ASU 2020-06 is effective for you on January 1, 2024 and you are currently assessing the impact of adoption, you disclose in the notes to your financial statements on page F-15 that ASU 2020-06 is effective for you on January 1, 2024 and you early adopted on January 1, 2021. Please correct or reconcile these disclosures.

Response: We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 176 of Amendment No. 1 to reflect the adoption of ASU 2020-06.

United States Securities and Exchange Commission

July 11, 2022

Certain Projected Financial Information of Dragonfly, page 202

5.	We note your response to our prior comment 11. Where possible, please quantify the material estimates and assumptions used to prepare the Dragonfly Projected Financial Information. Please also expand your disclosure to discuss how these projections relate to Dragonfly's historical financial results.

Response: We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 213 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information, page 206

6.	We note the Earnout Shares are expected to be recognized at fair value upon the closing of the Business Combination and classified in stockholders’ equity. We also note the preliminary fair value of the Earnout Shares is $288.8 million. Based on the terms of the Earnout Shares, please more fully explain how you determined the accounting treatment for these shares and how you determined equity classification is appropriate. Please also disclose and more fully explain how you determined the preliminary fair value of the Earnout Shares, including the material assumptions.

Response: We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 215 of Amendment No. 1 to expand on the accounting treatment for Earnout Shares as well as the disclosure on the preliminary fair value of the Earnout Shares, which includes the valuation model and material assumptions.

Unaudited Pro Forma Condensed Combined Financial Information, page 206

7.	We note the new shares of common stock that will be issued to Dragonfly Equity Holders will be allocated between the holders of Dragonfly common stock and options to acquire Dragonfly common stock, after the conversion of Dragonfly preferred stock into Dragonfly common stock. Please more fully disclose the conversion terms of the preferred stock. We also note disclosures in the forepart of the filing that all Dragonfly options will be converted into New Dragonfly options and that the portion of the Aggregate Merger Consideration reflecting the conversion of the Dragonfly options is calculated assuming all New Dragonfly options are net-settled but Dragonfly options may, by their terms, be cash-settled resulting in additional dilution. Please more fully explain the accounting for options, including the exchange of Dragonfly options for New Dragonfly options in the pro forma financial statements. Please also more fully explain the terms of Dragonfly options that could result in cash-settlement and explain how the potential cash settlement was considered in determining the appropriate accounting for options in Dragonfly’s historical financial statements.

Response: We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on pages 222 and 223 of Amendment No. 1 to disclose the conversion terms of the preferred stock, as well as the accounting for conversion of Dragonfly options. Furthermore, the Company notes that cash settlement is within the control of the Company, and the grantee cannot elect cash settlement under any scenario. For Dragonfly options, the Company can offer cash settlement at any time, but the grantee is not required to accept such offer (the Company does not have a practice of cash settling its options). For restricted stock, the Company may, at its option, exercise a repurchase option in the event the grantee is no longer an employee of the Company. The Company is not obligated to exercise such option, and does not have a history of doing so. There is no scenario that requires the Company to cash settle its options or restricted stock. Due to the above circumstances, the options would not fall under liability classification and the options are treated as equity-classified. The Company has removed references to options being cash-settled throughout the filing to avoid uncertainty.

Dragonfly Related Party Transactions, page 251

8.	You disclose Dragonfly's loan to its Chief Financial Officer, Mr. Marchetti. Please tell us on how you intend to comply with Section 13(k) of the Securities Exchange Act of 1934 with respect to the loan Dragonfly has made to Mr. Marchetti.

Response: We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on pages 16, 33, 129 and 262 of Amendment No. 1.

United States Securities and Exchange Commission

July 11, 2022

Interim Financial Statements – Chardan

Condensed Balance Sheets, page F-22

9.	Please correct the number of common shares at redemption value that are outstanding as of December 31, 2021 disclosed under redeemable common stock and stockholders’ equity (deficit).

Response: We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page F-22 of Amendment No. 1 to correct the number of common shares at redemption value that are outstanding as of December 31, 2021, including under Commitments and Contingencies, and Stockholders’ Equity (Deficit).

General

10.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on pages 75 and 76 of Amendment No. 1. The Sponsor is owned solely by U.S. nationals, and is neither controlled by or has substantial ties with a non-U.S. person. Dynavolt Technology, a company registered in Hong Kong, is currently a significant Dragonfly shareholder. The investment by Dynavolt dates back to 2016. Dynavolt does not have the power to appoint members of the current Dragonfly board. During the approximately one-year period after its investment, Dynavolt assisted Dragonfly in identifying its initial China-based battery cell suppliers. Dynavolt has never been a direct Dragonfly supplier or a customer. For the avoidance of doubt, we confirm that neither of Dragonfly’s two China-based battery cell suppliers is associated with Dynavolt. Following the Business Combination, Dynavolt will continue to be a significant shareholder of the combined company, however it will not have power to appoint members to the combined company board and it will not receive any additional rights in the combined company. In connection with the transaction, appropriate consideration was given to relevant regulatory review and filing requirements, and the parties do not anticipate any CFIUS-related delay.

* * *

United States Securities and Exchange Commission

July 11, 2022

Please address correspondence to Skadden, Arps, Slate, Meagher & Flom LLP and do not hesitate to contact Jeffrey Brill at (212) 735-2587 or jeffrey.brill@skadden.com, or Peter Serating at (212) 735-2286 or peter.serating@skadden.com of Skadden, Arps, Slate, Meagher & Flom LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Skadden, Arps, Slate, Meagher & Flom LLP
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Jonas Grossman, Chardan NexTech Acquisition 2 Corp.
Denis Phares, Dragonfly Energy Corp.
O’Melveny & Myers LLP